                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO 1)*

                       SMART CHOICE AUTOMOTIVE GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   831686 20 9
                                   -----------
                                 (CUSIP Number)

                               EDWARD R. MCMURPHY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                CROWN GROUP, INC.
                         4040 NORTH MACARTHUR BOULEVARD
                                    SUITE 100
                               IRVING, TEXAS 75038
                                 (972) 717-3423
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 MARCH 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)


                                Page 1 of 4 Pages

CUSIP NO. 831686 20 9                  13D      PAGE    2     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          CROWN GROUP, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          WC AND OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          N/A
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          TEXAS
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO 1 TO SCHEDULE 13D OF
                                CROWN GROUP, INC.
        RESPECTING THE SECURITIES OF SMART CHOICE AUTOMOTIVE GROUP, INC.

         This filing constitutes Amendment No. 1 to the Schedule 13D filed by Crown Group, Inc. ("Crown") with respect to the common stock of Smart Choice Automotive Group, Inc. ("Smart Choice"). The following items of Schedule 13D are hereby amended:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) Effective March 11, 2002, Crown sold to James E. Ernst, the Chief Executive Officer of Smart Choice, 6,857,907 shares (the "Subject Shares") of the common stock of Smart Choice, representing all of the securities of Smart Choice owned by Crown, for an aggregate purchase price of $100.00.

         (e) Effective March 11, 2002, Crown does not beneficially own any securities of Smart Choice.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective March 11, 2002, Crown and Mr. Ernst executed a Bill of Sale evidencing the sale of the Subject Shares from Crown to Mr. Ernst.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Bill of Sale referred to in Item 6 is filed as an exhibit hereto.


                                  3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       CROWN GROUP, INC.



Date: March 13, 2002                   /s/ Edward R. McMurphy
                                       ----------------------------------------
                                       Edward R. McMurphy
                                       President and Chief Executive Officer


                                  4 of 4 Pages